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                                                                    Exhibit 99.7


                                                      20.11.2000
                                                      P 525 e
                                                      Diana Weitenkopf
                                                      Tel. ++49/621/60-20732
                                                      Fax ++49/621/60-92693
                                                      E-mail: diana.weitenkopf@
                                                      basf-ag.de

BASF TO STRENGTHEN ITS POLYURETHANE PRODUCTION IN KOREA

-- STRATEGIC ALLIANCE WITH HANWHA
-- FURTHER EXPANSION OF MDI/TDI AT YOSU SITE


BASF intends to expand its manufacturing of isocyanates at the company's Yosu site in Korea. In 2003 BASF plans the start-up of a new facility for the production of TDI with an annual capacity of 140,000 metric tons. In addition, the capacity of the existing MDI plant will be expanded from present 80,000 metric tons to 160,000 metric tons per year by 2004. The expansion will be empowered by a strategic alliance of BASF Company Ltd. and Hanwha Chemical Corporation, both of which are located in Seoul, Korea. A corresponding contract was signed in Seoul.

According to this agreement, BASF Company Ltd. will acquire 14.5 million shares in Hanwha Chemical Corporation at 8,300 Korean won ($7.35) per share. The transaction will be completed on December 1, 2000, and give BASF Company, a wholly owned subsidiary of BASF Aktiengesellschaft in Ludwigshafen, Germany, a 14.2% stake in Hanwha Chemical.

The parties agreed that after seven years BASF will have the option of selling the

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shares at the above mentioned price to Hanwha Corporation. This put option will be valid for a period of up to 15 years from the date of the share purchase. Hanwha Corporation is the largest shareholder in Hanwha Chemical Corporation.

Under a supply agreement Hanwha will provide BASF with chlorine in return for hydrogen chloride from the isocyanate production. The arrangement will guarantee BASF a secure source of chlorine, while enabling Hanwha to expand its chlor-alkali business.

MDI (methylene diphenyl diisocyanate) and TDI (toluene diisocyanate) are key raw materials for the manufacture of polyurethanes. These versatile polymers are used in the automotive and construction industries, for the manufacture of refrigerators as well as for upholstery and mattresses. BASF as one of the largest global polyurethane manufacturers is consistently strengthening its position in the Asian market, which is expected to be world's strongest growing polyurethane market in the next ten years. In addition to the expansion of the isocyanate manufacturing in Korea, BASF and its partners are planning to build a new MDI/TDI complex in Caojing, China.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's

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particular strengths and provides a unique competitive advantage. With sales in
1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.